COMMENTS RECEIVED ON 08/31/2017

FROM EDWARD BARTZ

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)

Fidelity Flex Conservative Income Municipal Bond Fund

Fidelity Flex Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 125

All funds

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

All funds

2.

C:

The Staff questions whether Flex Funds will also be offered through non-Fidelity wrap accounts, such as Merrill Lynch.

R:

No. The intent is to extend the Flex Funds only to certain fee-based accounts offered by Fidelity. These include certain ERISA-qualified retirement plans and retail managed accounts.

All funds

3.

C:

The Staff requests we explain how Flex Funds for non-ERISA accounts will operate. For example, the Staff questions if there will be separate Flex Funds for ERISA accounts and non-ERISA accounts.

R:

The full suite of Flex Funds will be available for use both in the Fidelity Flex Program, which is offered to certain ERISA-qualified retirement plans, and in certain Fidelity retail managed accounts; however, certain managed account products may limit the universe of Flex Funds available within those products (e.g., certain managed accounts may utilize only passive investments and, therefore, would utilize only the Flex Funds that are passively-managed). In both cases, Fidelity advisory professionals are responsible for selecting the Flex Funds from the full suite. For the ERISA-qualified retirement plans, Fidelity selects the lineup of Flex Funds in which participants may choose to invest and, for participants in certain plans, manages participants’ accounts using Flex Funds from this lineup. We note that although the new Flex Conservative Income Municipal Bond Fund and Flex Municipal Income Fund will be available for use in the Flex retirement plans, we do not anticipate that those funds will be included in such plans because the tax benefits of these funds are intended for retail accounts. For the retail managed accounts, Fidelity, not the investor, is responsible for selecting and investing in the Flex Funds.

All funds

4.

C:

The Staff questions whether the amount of the wrap fee will affect which Flex Funds a client may access.

R:

For the retail managed accounts that will invest in the Flex Funds, Fidelity receives a wrap fee, out of which it pays its affiliates for various services, including access to certain Fidelity Flex Funds. The variation in the wrap fee charged to each managed account or retirement plan is based on factors other than mutual fund advisory services. Each Flex Fund’s adviser will receive a payment from an affiliated entity that provides other services to managed account clients or plan participants. The internal payment for access to any given Flex Fund will be consistent across managed accounts and retirement plans. Although the internal payment may differ depending on the type of Flex Fund, this payment will be the same with respect to that particular Flex Fund across plans and managed accounts. As noted in the response to comment 3, certain retail managed accounts may limit the universe of Flex Funds in which they invest (e.g., limited to passive funds).

All funds

5.

C:

The Staff asks what other fee and expense information shareholders will receive, besides a prospectus, and if the information non-ERISA investors will receive will differ from the information ERISA investors will receive.

R:

Retail managed account clients (both retirement and non-retirement) will receive information relating to the wrap fee in both the client agreement that they must sign to open an account and an ADV brochure. In addition, customer account statements and online activity summaries will include a separate line item that reflects in dollars the subtraction of the wrap fee.

For retirement plans in the Flex program, Fidelity enters into a contract with the plan that articulates the fees for the overall Flex program. Plan participants are not parties to that agreement and, therefore, do not receive a copy. Depending on the approach chosen by the plan sponsor, participants may be responsible for some or all of the wrap fees payable for the overall program. There is no fee charged on a participant’s contribution into a retirement plan; however, a participant’s account balance may be reduced by the Fidelity Flex Service Fee (the wrap fee) on a periodic basis. The wrap fee may be charged pursuant to any of the following alternatives:

(i)

  The plan sponsor elects to have participants pay the entire fee;

(ii)

The plan sponsor elects to pay the entire fee itself or through the plan’s forfeiture account; or

(iii)

The plan sponsor elects to split responsibility for paying the fee with plan participants.

This is consistent with how similar fees currently are charged in the 401(k) context throughout the industry and the decision is at the discretion of the plan sponsor.

All funds

6.

C:

The Staff requests we confirm that all Section 15 requirements will be met.

R:

The current fee structure for each Flex Fund complies with Section 15 of the 1940 Act and all the applicable provisions thereunder. Changes to a Flex Fund’s advisory contracts will follow the process in place for other Fidelity funds overseen by the same board. For example, if the board of a Flex Fund votes in the future to increase the fund’s management fee, we would seek shareholder approval to amend the fund’s management contract to reflect the increase.

All funds

7.

C:

The Staff questions if all Fidelity wrap fee clients will pay the same access fee to invest in Flex Funds.

R:

As noted in our response to comment 4, Fidelity receives a wrap fee for services provided to retail managed accounts. Out of this fee it pays its affiliates for various services, including access to certain Fidelity Flex Funds. The internal payment for access to any given Flex Fund will be consistent across managed accounts. In other words, any variation in the wrap fee charged to each managed account client is based on factors other than mutual fund advisory services.

All funds

8.

C:

Please explain what factors the board considered regarding its approval of the zero fee advisory contract.

R:

The Flex Funds’ board considered a broad range of information in determining to approve each fund’s zero fee management contract. As with its approval of advisory contracts for other Fidelity funds, the board considered factors including: the nature, extent, and quality of services provided to each fund; each fund’s management fee and total expense ratio; costs of the services and profitability; and economies of scale. With respect to the management fee, the board noted that each fund is available exclusively to accounts offered through certain Fidelity fee‐based programs. The board considered that while each fund does not pay a management fee, the adviser is indirectly compensated for its services out of the account-based fee and that its compensation for advisory services will be the same regardless of variations in the account-based fee paid by investing accounts. The board noted that each fund’s adviser pays all operating expenses, with certain limited exceptions, on behalf of each fund. The board concluded that each fund’s fee structure was reasonable in light of the services that the fund and its shareholders will receive and the other factors considered.

All funds

9.

C:

The Staff ask us to confirm that payments to Independent Trustees, as well as other expenses borne by the fund, will total less than one basis point.

R:

We confirm that the fee tables currently do not show any fees because we estimate that the expenses borne by each of the funds will total less than one basis point.

Fidelity Flex Conservative Income Municipal Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 10% of assets in lower quality investment-grade securities.”

10.

C:

The Staff requests that lower−quality debt securities be referred to as “junk bonds.”

R:

At the Staff’s request, we have modified the disclosure of certain Fidelity funds that invest in lower quality debt securities to note that these are also referred to as “junk bonds.” However, Fidelity Flex Conservative Income Municipal Bond Fund does not invest in lower quality debt securities. Rather, the fund may invest up to 10% of assets in lower quality investment-grade securities. As described in the fund’s statement of additional information, investment-grade debt securities “include all types of debt instruments that are of medium and high-quality.” The reference to “lower quality investment-grade securities” in the prospectus refers to the relative quality of certain of these medium and high quality investment-grade debt securities in the fund. Investment-grade securities of any quality, by definition, are not “junk bonds.” Accordingly, we have not modified the disclosure.

Fidelity Flex Conservative Income Municipal Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 10% of assets in lower quality investment-grade securities.”

11.

C:

The Staff requests that we add a separate risk for junk bonds since the fund will invest up to 10% in junk bonds.

R:

We believe that the risks associated with investing in lower‐quality investment-grade securities are described in “Issuer‐Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative. In addition, as explained in comment 10, the fund may invest up to 10% of assets in lower quality investment grade securities, which refers to the relative quality of certain of the debt instruments that are, by definition, of medium and high quality.

All funds

12.

C:

The Staff requests that we provide representation that when performance information is reported in the prospectus it will include a statement indicating that the stated performance does not include the wrap fee paid by managed account clients.

R:

We will add the following disclosure to the “Performance” section in the Flex Funds’ prospectuses (example provided for Flex Municipal Income Fund), which be included in the funds’ prospectuses after they have performance to report (new disclosure underlined):

“Performance

The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and an additional index over various periods of time. The indexes have characteristics relevant to the fund’s investment strategies. Index descriptions appear in the Additional Index Information section of the prospectus. Past performance (before and after taxes) is not an indication of future performance. The performance shown does not reflect the impact of any fees paid at the fee-based account or plan level.

Visit www.fidelity.com or www.401k.com for more recent performance information.

Year-by-Year Returns

[Calendar chart]

Average Annual Returns

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares.

[Average annual returns chart]”

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

13.

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe the disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity Flex Conservative Income Municipal Bond Fund:

“In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in municipal debt securities by investing in other funds.”

From Fidelity Flex Municipal Income Fund:

“In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). The Adviser may invest the fund's assets in municipal debt securities by investing in other funds.”

14.

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, we believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non‐principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

All funds

“Fund Summary” (prospectus)

“Fee Table”

15.

C:

The Staff requests confirmation that the “Fee Table” in the “Fund Summary” section will include a line item for Acquired fund fees and expenses if the funds invest in other funds.

R:

At this time, the funds’ acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets. Therefore, we have not included a separate line item in the fee table. In future revisions, we confirm that if a fund’s acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N−1A.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

16.

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of each fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

17.

C:

The Staff requests that corresponding strategy and risk disclosure be added.

R:

The current disclosure appropriately discloses each fund’s principal investment strategies and risks. Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐ Specific Changes” and “Leverage Risk” in the “Fund Basics” section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

18.

C:

The Staff requests that we add a leverage risk to “Principal Investment Risks” in the “Fund Summary” section.

R:

We believe that the disclosure under the sub‐heading “Principal Investment Risks” in the “Fund Summary” section appropriately discloses each fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for either fund, but because each fund may invest in derivatives and forward‐settling securities, each fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N‐1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Summary” section.

Fidelity Flex Municipal Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

19.

C:

The Staff requests that we disclose the maturity policy for the fund’s debt securities.

R:

Neither fund has a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.